Exhibit (e)

BLACKROCK PREFERRED PARTNERS LLC
AUTOMATIC DIVIDEND REINVESTMENT PLAN

TERMS AND CONDITIONS

Pursuant to this Automatic Dividend Reinvestment Plan (the "Plan") of the undersigned BlackRock Closed-End Fund (the "Fund"), unless a holder (a "Shareholder") of the Fund's limited liability company units (the "Units") otherwise elects, all dividends and distributions on such Shareholder's Units will be automatically reinvested by The Bank of New York Mellon ("BNY Mellon"), as agent for Shareholders in administering the Plan (the "Plan Agent"), in additional Units of the Fund.  Shareholders who elect not to participate in the Plan will receive all dividends and other distributions in cash paid by check mailed directly to the Shareholder of record (or, if the Units are held in street or other nominee name, then to such nominee) by BNY Mellon as the Dividend Disbursing Agent. Participants may elect not to participate in the Plan and to receive all dividends and distributions in cash by sending written instructions to BNY Mellon, as the Dividend Disbursing Agent, at the address set forth below.  Participation in the Plan is completely voluntary and may be terminated or resumed at any time without penalty by written notice if received by the Plan Agent prior to the dividend record date; otherwise such termination or resumption will be effective with respect to any subsequently declared dividend or distribution.

The Plan Agent will open an account for each Shareholder under the Plan in the same name in which such Shareholder's Units are registered. Whenever the Fund declares a dividend or a distribution (collectively referred to as "dividends") payable in cash, non-participants in the Plan will receive cash and participants in the Plan will receive the equivalent in Units. The Units will be acquired by the Plan Agent for the participants' accounts through receipt of additional unissued but authorized Units from the Fund ("newly issued Units").

The Plan Agent will invest the dividend amount in newly issued Units, on behalf of the participants. The number of newly issued Units to be credited to each participant's account will be determined by dividing the dollar amount of the dividend by the net asset value per Unit as of the last business day of the calendar month in which the payment date occurs.  Units will be issued to Plan participants in accordance with the Fund's regular monthly subscription cycle as described in the Fund's then-effective registration statement.

The Plan Agent will maintain all Shareholders' accounts in the Plan and furnish written confirmation of all transactions in the accounts, including information needed by Shareholders for tax records. Units in the account of each Plan participant will be held by the Plan Agent on behalf of the Plan participant.

In the case of Shareholders such as banks, brokers or nominees that hold Units for others who are the beneficial owners, the Plan Agent will administer the Plan on the basis of the number of Units certified from time to time by the record Shareholder and held for the account of beneficial owners who participate in the Plan.

There will be no brokerage charges with respect to Units issued directly by the Fund as a result of dividends or capital gains distributions payable either in Units or in cash. The Plan Agent's fees for the handling of the reinvestment of dividends and distributions will be paid by the Fund.

For the avoidance of doubt, no Units will be issued under the Plan at a price less than net asset value or under any circumstance that may violate the Investment Company Act of 1940, as amended, or any rules issued thereunder.

VOTING

Each Shareholder proxy will include those Units purchased or received pursuant to the Plan. The Plan Agent will forward all proxy solicitation materials to participants and vote proxies for Units held pursuant to the Plan in accordance with the instructions of the participants.

TAXATION

The automatic reinvestment of dividends will not relieve participants of any federal, state or local income tax that may be payable (or required to be withheld) on such dividends.

AMENDMENT OF THE PLAN

The Plan may be amended or terminated by the Fund. There is no direct service charge to participants in the Plan; however, the Fund reserves the right to amend the Plan to include a service charge payable by the participants.  Notice will be sent to Plan participants of any amendments as soon as practicable after such action by the Fund.

INQUIRIES REGARDING THE PLAN

All correspondence concerning the Plan should be directed to the Plan Agent at The Bank of New York Mellon, P.O. Box 358035, Pittsburgh, PA 15252-8035; or by calling 1-866-216-0242.

APPLICABLE LAW

These terms and conditions shall be governed by the laws of the State of New York without regard to its conflicts of laws provisions.

EXECUTION

To record the adoption of the Plan as of [          ], 2011, the Fund has caused this Plan to be executed in the name and on behalf of the Fund by a duly authorized officer.

By and on behalf of BLACKROCK PREFERRED PARTNERS LLC

By:	Brendan Kyne
Title:	Vice President